ALOAK CORP. CDNX-AOK

300, 340 - 12 avenue sw, calgary, alberta, canada t2r 1l5 tel: 1.877.525.6252 fax: (403) 262.3917 corp@aloak.ca www.aloak.ca

03024052

FILE No.
82-4221

June 17, 2003

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

SEC MAIL PROCESSING
RECEIVED
JUN 23 2003
WASH, D.C. 188 SECTION

Dear Sirs:

RE: **Foreign Private Issuer Exemption File No. 82-4221**
News Release Dated June 17, 2003

Please find enclosed 3 copies of the news release listed above.

Yours truly,

ALOAK CORP.

PROCESSED
JUN 30 2003
THOMSON
FINANCIAL

PER: BARBARA O'NEILL
SECRETARY

Enclosures

dlw 6/26

FILE No.
82-4221

ALOAK

NewsRelease

Internet Solutions for Small Business

Aloak Grants Stock Options

Calgary AB – June 17, 2003 - Aloak Corp. ("Aloak") has granted stock options under its 2003 Stock Option Plan, which is subject to shareholder approval, to five employees and one consultant to purchase up to 1,000,000 common shares for a period of three years commencing on June 16, 2003 and at an exercise price of $0.10 per share.

About Aloak

Aloak Inc. is an integrated Internet web services and application services provider (ASP) that operates out of offices in Woodstock, Ontario and Calgary, Alberta. Aloak's mix of products and services includes turn-key website and e-commerce packages, domain registration, secure hosting, diverse web applications, custom website design, custom programming and e-business strategic consulting. Aloak Inc. is the subsidiary of Aloak Corp., a publicly traded company listed on the TSX Venture Exchange (TSX) under the trading symbol (V:AOK).

Contacts

Website: www.aloak.ca

Corporate Information: www.aloak.ca/about

Email: irelations@aloak.ca

Clyde Beattie, President & CEO
Voice: 877-525-6252 Ext. 303
Email: clyde.beattie@aloak.ca

Greg Smith CA, CFO
Voice: 877-525-6252 Ext. 304
Email: greg.smith@aloak.ca

FILE No. 82-4221

NewsRelease

Internet Solutions for Small Business

Aloak Grants Stock Options

Calgary AB – June 17, 2003 - Aloak Corp. ("Aloak") has granted stock options under its 2003 Stock Option Plan, which is subject to shareholder approval, to five employees and one consultant to purchase up to 1,000,000 common shares for a period of three years commencing on June 16, 2003 and at an exercise price of $0.10 per share.

About Aloak

Aloak Inc. is an integrated Internet web services and application services provider (ASP) that operates out of offices in Woodstock, Ontario and Calgary, Alberta. Aloak's mix of products and services includes turn-key website and e-commerce packages, domain registration, secure hosting, diverse web applications, custom website design, custom programming and e-business strategic consulting. Aloak Inc. is the subsidiary of Aloak Corp., a publicly traded company listed on the TSX Venture Exchange (TSX) under the trading symbol (V:AOK).

Contacts

Website: www.aloak.ca

Corporate Information: www.aloak.ca/about

Email: irelations@aloak.ca

Clyde Beattie, President & CEO
Voice: 877-525-6252 Ext. 303
Email: clyde.beattie@aloak.ca

Greg Smith CA, CFO
Voice: 877-525-6252 Ext. 304
Email: greg.smith@aloak.ca

FILE No. 82-4221

ALOAK

NewsRelease

Internet Solutions for Small Business

Aloak Grants Stock Options

Calgary AB – June 17, 2003 - Aloak Corp. ("Aloak") has granted stock options under its 2003 Stock Option Plan, which is subject to shareholder approval, to five employees and one consultant to purchase up to 1,000,000 common shares for a period of three years commencing on June 16, 2003 and at an exercise price of $0.10 per share.

About Aloak

Aloak Inc. is an integrated Internet web services and application services provider (ASP) that operates out of offices in Woodstock, Ontario and Calgary, Alberta. Aloak's mix of products and services includes turn-key website and e-commerce packages, domain registration, secure hosting, diverse web applications, custom website design, custom programming and e-business strategic consulting. Aloak Inc. is the subsidiary of Aloak Corp., a publicly traded company listed on the TSX Venture Exchange (TSX) under the trading symbol (V:AOK).

Contacts

Website: www.aloak.ca

Corporate Information: www.aloak.ca/about

Email: irelations@aloak.ca

Clyde Beattie, President & CEO
Voice: 877-525-6252 Ext. 303
Email: clyde.beattie@aloak.ca

Greg Smith CA, CFO
Voice: 877-525-6252 Ext. 304
Email: greg.smith@aloak.ca
